June 18, 2008	Katherine J. Blair D 310.552.5017 F 310.552.5001 katherine.blair@klgates.com

Via Edgar and Overnight Delivery

Allen Morris Assistant Director United States Securities and Exchange Commission Division of Corporate Finance 100 F Street NE Mail Stop 6010 Washington, DC 20549-6010

Re:	Hong Kong Highpower Technology, Inc. Form S-1 File No. 333-147355

Dear Mr. Morris:

On behalf of Hong Kong Highpower Technology, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Pre-Effective Amendment No. 4on Form S-1/A (“Amendment No. 3”) to the registration statement on Form S-1 that was originally filed on November 13, 2007 (the “Original Filing”). We are also forwarding to you via Federal Express three courtesy copies of this letter and Amendment No. 4, in a clean and marked version to show changes from Amendment No. 3. We have been advised that changes in Amendment No. 4 compared against the Amendment No. 3, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of Amendment No. 3, the Commission issued a comment letter dated June 16, 2008. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Cover Page

1.
Comment: File a pre-effective amendment to update the status of your listing on the American Stock Exchange and to state the price at which the securities will be sold in the underwritten offering. We note you currently do not have a range but include what you "expect" will be the public offering price.

Allen Morris
June 18, 2008

Response: We have revised the document to reflect that the shares have been approved for listing on AMEX and to state the price at which the securities will be sold in the underwritten offering.

Underwriting, page 72

2.	Comment: If West Park Capital will be offering all the shares in the underwritten offering, revise the disclosure to so state. Otherwise, complete the table in the first paragraph.

Response: We confirm that WestPark Capital, Inc. will be offering all of the shares in the underwritten offering and have revised the disclosure to reflect such.

Consolidated Statements of Operations, page F-29

3.
Comment: Please refer to prior comment 6. We note that you have revised your consolidated statements of operations to include the caption "Fees and costs of reorganization" as part of the calculation of operating income or loss. Please revise the filing to label the financial statements with corrected amounts as "restated". Alternatively, please tell us why you believe no such disclosure is required. Additionally, please tell us when you intend to file the amendment to your Form 10-K to reflect the revisions in your financial statements.

Response: Pursuant to the comment, the Company has labeled the statement of operations for the years ended December 31, 2007 and 2006 with corrected amounts as "restated.” Note 1 to the financial statements describes the changes made. The Company filed an amendment to its Form 10-K for the year ended December 31, 2007 on June 16, 2008.

Note 1. Organization and Basis of Presentation, page F-32

4.	Comment: We see that the first four paragraphs herein are repeated on page F-33. Please tell us the reason for the repetitive disclosure.

Response: The first four paragraphs referenced in the comment were inadvertently duplicated. We have deleted the duplicative disclosure.

Allen Morris
June 18, 2008

Exhibit 23.1

5.	Comment: An updated and currently dated accountant's consent should be included with any amendment to the filing.

Response: An updated and currently dated accountant’s consent is included with Amendment No. 4.

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Sincerely,

/s/ Katherine J. Blair
Katherine J. Blair

KJB:lb
Enclosures